Exhibit 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

Six months ended June 30, 2026 and 2025

Revenues. Revenues for the first six months of 2026 were approximately $4.8 million, compared with $3.5 million in the comparable period of 2025. The revenues for the first six months of 2026 and 2025 consist of a portion of the upfront payment and the IND milestone payment from the license agreement with Gilead Sciences, Inc. (“Gilead”) allocated to Phase 1 research and development activities.

Cost of Revenues. Cost of revenues for the first six months of 2026 were approximately $4.5 million, compared with approximately $4.1 million in the comparable period of 2025. Cost of revenues for the first six months of 2026 and 2025 represent the cost of GS-0321 (previously COM503) Phase 1 activities.

Research and Development Expenses. Research and development expenses consist primarily of costs incurred for the discovery and development of our product candidates. Given the number of clinical programs that we have and, because some of our clinical trials may combine more than one clinical program, we track the external research and development costs incurred per clinical trial and for preclinical studies, generally, rather than by product candidate.

Research and development, or R&D expenses increased by approximately 16% to approximately $13.2 million for the first six months of 2026 from approximately $11.4 million for the comparable period of 2025. The increase is mainly due to higher clinical trial expenses related to the MAIA-ovarian clinical trial initiated in the second half of 2025 and higher preclinical related expenses. R&D expenses, as a percentage of total operating expenses, increased to 73% for the first six months of 2026 from 70% for the comparable period of 2025.

The following table summarizes our components of research and development expenses (U.S. Dollars in millions):

	Six months ended June 30,
	2026	2025
Clinical trials related research and development expenses:
MAIA-ovarian trial external expenses	$2.9	$1.6
Triple combination of COM701, COM902 and pembrolizumab trial external expenses	1.0	1.4
Other clinical trials external expenses	0.1	0.1
Personnel and other expenses	1.4	1.3
Preclinical related research and development expenses:
Preclinical external expenses	3.0	2.4
Personnel and other expenses	4.8	4.6
Total	$13.2	$11.4

Marketing and Business Development Expenses. Marketing and business development expenses were approximately $0.3 million for the first six months of 2026 and 2025. Marketing and business development expenses, as a percentage of total operating expenses, were 2% for the first six months of 2026 and 2025.

General and Administrative Expenses. General and administrative expenses were approximately $4.6 million for the first six months of 2026 and 2025. General and administrative expenses, as a percentage of total operating expenses, decreased to 25% for the first six months of 2026 from 28% for the comparable period of 2025.

Financial and other Income, Net. Financial and other income, net, was approximately $3.2 million for the first six months of 2026 compared with approximately $2.3 million for the comparable period of 2025. The increase is mainly due to higher cash balances and foreign currency gains on Israeli shekel denominated cash balances.

LIQUIDITY AND CAPITAL RESOURCES

Net Cash Used in Operating Activities. Net cash used in operating activities was approximately $21.9 million in the first six months of 2026 compared with approximately $18.6 million in the comparable period of 2025. The increase is mainly due to a payment in the first quarter of 2026 of approximately $2.0 million of royalties to the Israel Innovation Authority with respect to revenues recognized in 2025, for which there was no comparable payment in 2025 and higher cash expenditures for the clinical trial activities, primarily with respect to our MAIA-ovarian clinical trial, together with manufacturing costs of additional drug supply of GS-0321 which were capitalized as a current asset.

Net Cash Used in Investing Activities. Net cash used in investing activities during the first six months of 2026 was approximately $59.3 million compared with approximately $2.3 million in the comparable period of 2025. The increase is mainly due to higher net purchases of short-term bank deposits and marketable securities compared to the first six months of 2025.

Net Cash Provided by Financing Activities. Net cash provided by financing activities was $0.1 million in the first six months of 2026 compared with $8.9 million in the comparable period of 2025. The decrease in net cash provided by the first six months of 2026 is due to fewer proceeds received from the sale and issuance of ordinary shares of the Company during the first six months of 2025 under the Company’s existing “at the market offering” facility pursuant to a sales agreement with Leerink Partners LLC.

Net Liquidity. Liquidity refers to liquid financial assets available to fund the Company’s business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents, as well as short-term bank deposits and investment in marketable securities. As of June 30, 2026, the Company had total cash, cash equivalents, short-term bank deposits and investment in marketable securities of approximately $125.3 million